AB 3/11

SECURITIES / Wa

08029682

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 03 2008

Washington, DC 110

SEC FILE NUMBER

8- 51996

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: iDaytrade, Inc. d/b/a BrokerageSelect

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

364 West 117th Street, Suite 5A
(No. and Street)

New York (City) NY (State) 10026 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ian J. Green (917) 837-2287
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway, 15th Floor (Address) New York (City) NY (State) 10018 (Zip Code)

PROCESSED

MAR 24 2008

THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ian J. Green, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of iDaytrade, Inc. d/b/a BrokerageSelect, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

RAYMOND NIEVES
Notary Public, State of New York
No. 31-4831862
Qualified in Kings County
Commission Expires Dec. 23, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

iDAYTRADE, INC.
D/B/A BROKERAGESELECT
Financial Statements
December 31, 2007

iDaytrade, Inc.
d/b/a BrokerageSelect

Table of Contents
December 31, 2007

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

1375 Broadway
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

90 Merrick Avenue
East Meadow, New York 11554
516.228.9000
516.228.9122 (fax)

330 Fifth Avenue
Suite 1300
New York, New York 10001
212.686.2224
212.481.3274 (fax)

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
iDaytrade, Inc.

We have audited the accompanying statement of financial condition of iDaytrade, Inc. d/b/a BrokerageSelect as of December 31, 2007, and related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of iDaytrade, Inc., d/b/a BrokerageSelect as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
February 26, 2008

iDAYTRADE, INC.
D/B/A BROKERAGESELECT

Statement of Financial Condition
December 31, 2007

ASSETS

Cash	$ 13,500
Receivables from clearing broker - including clearing deposit of $25,000	84,315
Receivable from stockholder	49,559
Receivable from client advisor	4,670
Other asset	300
	$ 152,344

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 28,718
Payable to affiliate	426
	29,144
Stockholder's Equity	
Common stock - no par value - 200 shares authorized, 101 shares issued and outstanding	101
Additional paid-in capital	94,909
Retained earnings	28,190
	123,200
	$ 152,344

See notes to financial statements.

iDAYTRADE, INC.
D/B/A BROKERAGESELECT

Statement of Income
For the Year Ended December 31, 2007

Revenues	
Commissions	$ 220,134
Interest income	3,321
Other Income	35,000
	258,455
Expenses	
Commissions	111,920
Clearing fees	32,355
Professional fees	8,085
Licenses and permits	6,837
Office	19,462
Travel and entertainment	8,411
Other operating	15,529
State taxes and fees	100
Interest expense - clearing broker	111
	202,810
Income Before Taxes	55,645
Provision for New York City Corporate Income Taxes	3,677
Net Income	$ 51,968

See notes to financial statements.

iDAYTRADE, INC.
D/B/A BROKERAGESELECT

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2007

	Common Stock $51,968				
	Shares Issued and Outstanding	Amount	Additional Paid-In Capital	Accumulated (Deficit)/ Retained Earnings	Total
Balance - January 1, 2007	101	$ 101	$ 94,909	$ (17,778)	$ 77,232
Net Income	-	-	-	51,968	51,968
Distributions	-	-	-	(6,000)	(6,000)
Balance - December 31, 2007	101	$ 101	$ 94,909	$ 28,190	$ 123,200

See notes to financial statements.

iDAYTRADE, INC.
D/B/A BROKERAGESELECT

Statement of Cash Flows
For the Year Ended December 31, 2007

Cash Flows From Operating Activities	
Net income	$ 51,968
Adjustments to reconcile net income to net cash used in operating activities:	
Changes in operating assets and liabilities:	
(Increase) decrease in:	
Receivables from clearing broker - net	(20,300)
Receivable from affiliate	674
Receivable from client advisor	(4,670)
Other asset	600
Increase in:	
Accounts payable and accrued expenses	3,683
Payable to affiliate	426
	(19,587)
Cash Used In Financing Activities	
Loans to stockholder	(27,545)
Distributions	(6,000)
	(33,545)
Decrease in Cash	(1,164)
Cash - beginning of year	14,664
Cash - end of year	$ 13,500
Supplementary Schedule of Cash Flow	
Cash payments for interest payable to clearing broker	$ 111
Cash payments for state and local taxes	$ 400

See notes to financial statements.

1 - Organization and Business

iDaytrade, Inc. d/b/a BrokerageSelect (the "Company") was incorporated on April 22, 1999 under the laws of the State of New York.

The Company is registered with the Securities and Exchange Commission as a broker/dealer pursuant to the Securities Exchange Act of 1934. It is a member of the Financial Industry Regulator Authority(FINRA).

The Company engages in a customer commission business and introduces all of its customers to a clearing broker pursuant to a clearing agreement on a fully disclosed basis.

2 - Summary of Significant Accounting Policies

a. ***Cash Equivalents*** - For purposes of the Statement of Cash Flows, the Company considers all short term debt securities purchased with a maturity of three months or less as well as money market funds, to be cash equivalents.

b. ***Revenue Recognition*** - Commissions on trades executed on behalf of customers related to securities traded on exchanges registered with the SEC or whose prices are reported by the NASDAQ are recorded on a trade date basis as required by accounting principles generally accepted in the United States of America. Commissions earned from other trading activities are recorded as transactions when closed between buyers and sellers.

c. ***Income Taxes*** - The Company has elected to be treated as an S-corporation for Federal and New York State corporate tax purposes, and as such, the stockholder is individually liable for Federal and State income tax payments. The Company is subject to a New York City corporate income tax.

d. ***Use of Estimates*** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3 - Receivables and Payables to Brokers

The clearing and depository operations for the Company's and customers' securities transactions are provided by a Clearing Broker pursuant to a clearance agreement.

At December 31, 2007, the amount due from the Clearing Broker represents cash deposits maintained at the Clearing Broker including the required clearing deposit of $25,000 and commission revenue earned as an introducing broker for its customers.

The amount payable to the Clearing Broker at December 31, 2007 represents clearing charges and other fees.

Continued

4 - Related Party Transactions - Stockholder

The Company has loaned the stockholder $49,559 payable on demand. The amount outstanding is non-interest bearing. The stockholder has provided office space to the Company at cost which if any would be nominal.

5 - Special Payment from NASD

The Company received during 2007 a special payment for the National Association of Securities Dealers ("NASD") in the amount of $35,000 which has been recorded as other income. This payment is a one-time benefit resulting from the consolidation of the NASD and the NYSE Member Regulation.

6 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital, as defined, of $68,671, which was $63,671 in excess of its required net capital of $5,000. The Company's net capital ratio was .042 to 1.

7 - Off-Balance-Sheet Risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the Clearing Broker monitor collateral on the customers' accounts.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

iDAYTRADE, INC.
D/B/A BROKERAGESELECT

Supplementary Information - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2007 — *Schedule I*

COMPUTATION OF NET CAPITAL	
Total stockholder's equity qualified for net capital	$ 123,200
Deductions:	
Non-allowable assets - assets not readily convertible to cash:	
Receivables from non-customers	54,229
Other asset	300
	54,529
Net capital	68,671
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Computation of Aggregate Indebtedness	
Accounts payable and accrued expenses	29,144
Payable to clearing broker	-
Total aggregate indebtedness	29,144
Minimum Net Capital Requirement *- 6.67% of adjusted aggregate indebtedness*	$ 1,944
Net Capital Requirement Under SEC Rule 15c3-1 *- greater of minimum net capital requirement or $5,000*	$ 5,000
Net Capital in Excess of SEC Rule 15c3-1 Requirement	$ 63,671
Ratio of Aggregate Indebtedness to Net Capital	0.42 to 1

The provisions of Rule 15c3-3 are not applicable to the Company as of December 31, 2007 in accordance with Rule 15c3-3(k)(2)(ii).

iDAYTRADE, INC.
D/B/A BROKERAGESELECT

Supplementary Information - Reconciliation Under Rule 17a-5(d)(4)
of the Securities and Exchange Commission
December 31, 2007 — *Schedule III*

RECONCILIATION OF COMPUTATION OF NET CAPITAL

Net capital, per FOCUS Report, Part IIA	$ 77,145
(i) Reclassification of non-allowable receivables and payable to affiliate originally reported as allowable assets	(5,097)
(ii) Increase in accrued income taxes and related taxes payable	(3,377)
Net Capital, as defined, per Schedule I	$ 68,671

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

1375 Broadway
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

90 Merrick Avenue
East Meadow, New York 11554
516.228.9000
516.228.9122 (fax)

330 Fifth Avenue
Suite 1300
New York, New York 10001
212.686.2224
212.481.3274 (fax)

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Stockholder of
iDaytrade, Inc. d/b/a BrokerageSelect

In planning and performing our audit of the financial statements of iDaytrade, Inc. d/b/a BrokerageSelect (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

To the Stockholder
Page Two

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
February 26, 2008

END